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                            May 22, 2023

       Mark C. Jensen
       Chief Executive Officer
       American Acquisition Opportunity Inc.
       12115 Visionary Way, Suite 174
       Fishers, IN 46038

                                                        Re: American
Acquisition Opportunity Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 5, 2023
                                                            File No. 333-268817

       Dear Mark C. Jensen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed May 5, 2023

       Basis of Pro Forma Presentation, page 52

   1. Please advise why the estimated per share redemption price differs between the $10.10 per share for Intermediate
Redemptions and the $10.26 per share assuming Maximum
                                                        Redemptions.
       Transaction Accounting Adjustments, page 54

   2. Note D discloses cash proceeds of $632,817 on the issuance of 70,313 shares of Class A common stock. Please
explain how the cash proceeds disclosed in Note D reconciles to the adjustments of
$274,000 to cash and additional paid-in capital on the pro forma balance sheet or
otherwise address this numerical discrepancy. Further, we note that
 Mark C. Jensen
American Acquisition Opportunity Inc.
May 22, 2023
Page 2
         Note B is intentionally omitted but is referenced within Note D. Please advise or revise.
         Finally, revise your disclosure so that we may better understand the transactions and the pro forma adjustments being addressed within both Notes C and D. Proposal No. 1 - The Business Combination
Background of the Business Combination, page 63

3. We note your response to comment 7. However, it is still unclear how the terms of the
         business combination "are the result of and equivalent to an arm   s
length negotiations
         between representatives of American Acquisition Opportunity and Royalty." In this regard, we note that your disclosure indicates that the terms of the business combination are the result of negotiations between Messrs. Jensen and Taylor on behalf of American
         Acquisition Opportunity, and Mr. Sauve on behalf of Royalty, all of whom have financial interests in Royalty. Please revise accordingly.
4. We note your response to comment 9. However, your disclosure appears to attribute to
         Blue & Co., LLC the board's valuation range for Royalty, in which case Blue & Co., LLC must be named as an expert and provide their consent to be named. For example, we note your references to the independent CPA firm engaged to do business valuation work as your "valuation expert." We also note your statement on page 70 that "[t]he American
         Acquisition Board believed that it had taken reasonable steps already by obtaining an independent third-party valuation firm to confirm its valuation range." Please revise accordingly. See Securities Act Rules C&DI 233.02.
5.       We note your response to comment 10. However, we did not locate the expanded
         disclosures. Please expand your background discussion to provide more detailed disclosure regarding key business combination agreement negotiation considerations and how they changed over time. Currently, the background disclosure references drafts of, and discussions regarding, the business combination agreement without providing details or explaining the significance of material agreement terms or how they may have changed before being reflected in the approved business combination agreement. Please identify the original terms, clarify discussion points, and explain how and why any terms were revised over time.
6.       We note your response to comment 11. Please revise to identify the firm.
American Acquisition Opportunity Board's Reasons for Approval of the Business Combination,
page 70
FirstName LastNameMark C. Jensen
7.     We note your response to comment 13. However, we did not locate the revised
Comapany    NameAmerican
       disclosures.         Acquisition
                    Please revise        Opportunity
                                  to specify Royalty   sInc.
                                                       actual/projected
enterprise value to
       revenue and
May 22, 2023 Page 2 enterprise value to EBITDA for 2021, 2022, and 2023. FirstName LastName
 Mark C. Jensen
FirstName  LastNameMark C. Jensen
American Acquisition Opportunity Inc.
Comapany
May        NameAmerican Acquisition Opportunity Inc.
     22, 2023
May 22,
Page 3 2023 Page 3
FirstName LastName
Certain Royalty Projected Financial Information, page 73

8. We note your response to comment 16. Please revise to disclose why the change in trends is appropriate and assumptions are reasonable.
9.       We note your response to comment 17. However, it is unclear how the key model
         assumptions support the volumes / respective units figures in the financial projections. As non-exclusive examples only, we note the following:
             You state that for the ETI     Clean Energy royalty contract
between one and two
             density gauge meters are expected to be constructed, deployed, and rented per month, which suggests a maximum annual volume of 24 units. However, the figures in the projections for Years 2, 3, 4, and 5 are 26, 50, 74, and 98, respectively.
             You state that for the Data Hosting and Services royalty contract approximately one-
             half to one data storage and processing unit is expected to be built and deployed per month, which suggests a maximum annual volume of 12 units. However, the figures in the projections for Years 2, 3, 4, and 5 are 78, 197, 330, and 474, respectively.
             You state that for the eko royalty contract approximately four homes are expected to be constructed per month, which suggests a maximum annual volume of 48 units.
             However, the figures in the projections for Years 1, 2, 3, 4, and 5 are 105, 564, 906,
             1,050, and 1,194, respectively.
         Please revise or advise, as appropriate.
10. Please revise to specify in the key model assumptions the royalty rate for each royalty contract included in the the financial projections.
11. Please revise to reconcile the honey royalty rate for the Pollinate royalty contract. In this regard, we note your disclosure on page 76 that the royalty rate is $5.00 per pound of honey sold. However, in the notes to the financial statements for Royalty on page F-34 you state that the royalty rate is $1.00 per pound.
12. We note your response to comment 18, including that American Acquisition Opportunity's board reviewed audited financial statements of Royalty in lieu of requesting updated projections. Please explain what consideration the board gave to obtaining updated projections or that the projections cannot be relied upon. In this regard, we note that the projections suggest Royalty would earn approximately $4.4 million in royalty revenue during the period ending December 31, 2022 (Year 1). However, the audited financial statements for the year ended December 31, 2022 show that Royalty earned only $172,686 in total income. We also note that it appears four of the 11 royalty contracts included in the projections have yet to be executed, including the royalty contract projected to become
         Royalty's highest-earning, ETI - Clean Energy.
Liquidity and Capital Resources, page 113

13. We not your response to comment 20. Please revise to describe and analyze material cash requirements and sources of cash from known contractual and other arrangements, such as investments, convertible notes, or sales of equity. As a non-exclusive example only, we
 Mark C. Jensen
FirstName  LastNameMark C. Jensen
American Acquisition Opportunity Inc.
Comapany
May        NameAmerican Acquisition Opportunity Inc.
     22, 2023
May 22,
Page 4 2023 Page 4
FirstName LastName
         note Royalty's issuance of common shares for the purchase of membership interest.
         Please also revise to quantify the total amount outstanding under Royalty's convertible notes.
Report of Independent Registered Public Accounting Firm, page F-2

14. We note that the audit report does not cover the balance sheet as of 12-31-21 or the related financial statements for the period 1-20-21 (inception) to 12-31-21. In an amended filing, please include a revised audit report from your auditor which addresses these financial statement periods.
Report of Independent Registered Public Accounting Firm, page F-23

15. We note the audit report includes an explanatory paragraph for a going concern issue and references discussion about this issue at Note 2 to the financial statements. We have not located the referenced disclosure in the notes to your financial statements. Please advise.
Condensed Consolidated Statement of Cash Flows , page F-27

16. We note your adjustment labeled issuance of commons shares for purchase of membership interest of $9.5M. Please tell us what this adjustment represents and how you determined the adjustment was appropriate to add back to cash flow from operations.
Note 3 - Investments In Corporations and LLCs, page F-31

17. We note an investment in your table for Maxpro Investment Holdings of $9.5 million as of 12-31-22. Please tell us how you account for the underlying holdings in 95 million
         Class A common stock of Ferrox Holdings Ltd. (Ferrox). Your response should include a discussion of your accounting and impairment policies. Additionally, please tell us your pecentage of ownership interest in Ferrox as of 12-31-22.
Note 6 - Intangible Assets, page F-33

18. We note your response to comment 25 and that it was determined that due to lack of market investment of the token that the entire investment caries a value of $0 and was adjusted accordingly. We further note an impairment charge of $2M on your income statement for the year ended December 31, 2022. Please clarify where this impairment charge has been reflected on your statement of cash flows for the year ended December
         31, 2022.
19. We note your response to comment 27 and reissue the prior comment as we are looking for a significantly more fulsome response. For each indefinite-lived intangible asset listed in your chart on page 33, help us to better understand the nature of each intangible asset and share with us in sufficient detail those factors or considerations that are a part of your analysis that led you to conclude that there are no legal, regulatory, contractual, competitive or economic factors that limit the useful life of each asset to Royalty. Further, we note your prior response appears to indicate that cash flows to be received in the future
 Mark C. Jensen
American Acquisition Opportunity Inc.
May 22, 2023
Page 5
      were not a consideration in whether or not the intangible assets were deemed to be indefinite-lived. Clarify that point further and refer to Section 350-30-35 of the
      Accounting Standards Codification.
Exhibits

20. We note your response to comment 28. Please revise to include an active link to Exhibit
      10.17, as required by Item 601(a)(2) of Regulation S-K.
21. Please revise the consent filed as Exhibit 23.1 to confirm whether BF Borgers CPA PC consents to the incorporation of their report dated May 2, 2023, relating to the financial statements of Royalty Management Corporation.
        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameMark C. Jensen
                                                            Division of
Corporation Finance
Comapany NameAmerican Acquisition Opportunity Inc.
                                                            Office of Real
Estate & Construction
May 22, 2023 Page 5
cc:       Joan S. Guilfoyle, Esq.
FirstName LastName